 **ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»**

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийск[...]., Российская Федерация, 628400
Тел.: (3462) 42-61-[...]2-64-95


06012019

«16th» March 2006 г. № 46-17-84


SEC MAIL PROCESSING
RECEIVED
MAR 15 2006
WASH, D.C. 152 SECTION

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on the significant fact and information on developments which may significantly affect the value of the securities of the joint stock company.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 095) 928 52 71** or **Andrey Serebriakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: 2 copies of 1 page.

Sincerely yours,

Andrey N. Serebryakov

Deputy Head of
Securities Department

PROCESSED
MAR 30 2006
THOMSON
FINANCIAL

3/29

 **ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»**

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«16» марта 2006 г. № 46-17-84

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам перевод сообщения о существенном факте и текста информационного сообщения о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 л. в 1 экз.

С уважением,

Заместитель начальника
управления ценных бумаг — А.Н.Серебряков

Колесникова
(7 3462) 42 65 02

Information on the significant fact
"Information on the Issuer's record date"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***
1.8. Periodicals used by the Issuer to publish information	***"Prilozheniye k Vestniku FKTsB Rossii", newspaper "Neft Priobya"***

1.9. Code of the significant fact	***0800155A15032006***

2. Information Content
2.1. Class, category (type), issue and other identifying attributes of registered securities: ***ordinary and preferred non-documentary registered shares of OJSC "Surgutneftegas".***
2.2. Purpose for which the list of holders of the registered securities is made: ***to conduct the Annual General Shareholders' Meeting of OJSC "Surgutneftegas".***
2.3. Date when the list of holders of the Issuer's registered securities is to be made: ***March 20, 2006.***
2.4. Date of execution and number of the Minutes of the meeting of the Issuer's Board of Directors, which resolved on the date when the list of holders of the Issuer's registered securities is to be made: ***March 15, 2006, Minutes No.3.***

3. Signature
3.1. ***Director General OJSC "Surgutneftegas"*** ________________ ***Vladimir L. Bogdanov***
3.2. Date 15 March 2006 Stamp

47-15-175
15.03.2006

Information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas" "Resolutions adopted by the Board of Directors "To convene an annual general shareholders' meeting and to adopt an agenda for the general shareholders' meeting"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content
2.1. Date of the Issuer's Board Meeting: ***March 15, 2006.***
2.2. Date and number of Minutes of the Issuer's Board Meeting: ***March 15, 2006, Minutes No 3.***
2.3. Resolutions adopted by the Issuer's Board Meeting:
The Board of Directors' unanimous resolutions are:
1.1. To convene and hold on May 06, 2006, 10:00 a.m., an annual general meeting of the Company's shareholders for the year of 2005, in a meeting-form (with the shareholders attending to consider items of the agenda and to adopt resolutions on issues to be brought to a vote).
Venue: Palace of Arts "Neftyanik", ul. Entuziastov, 34, Surgut, Tyumenskaya Oblast, Russian Federation, 628415.
Registration of participants of the meeting starts at 08:00 a.m. on the day of the meeting.
1.2. To approve the following agenda of OJSC "Surgutneftegas" annual general shareholders' meeting:
1. To approve the annual report of OJSC "Surgutneftegas" for 2005.
2. To approve the annual accounting records, including the profit and loss account of OJSC "Surgutneftegas" for 2005.
3. To approve the distribution of profit and loss of OJSC "Surgutneftegas" for 2005, including the payment (declaration) of dividends, approval of the size, form, period and scheme of dividend payments on shares of each category.

4. To elect members to the Board of Directors of OJSC “Surgutneftegas”.

5. To elect members to the Auditing Committee of OJSC “Surgutneftegas”.

6. To approve the Auditor of OJSC “Surgutneftegas”.

7. To amend the Charter of OJSC “Surgutneftegas”.

8. On approval of transactions with an interested party which may be conducted by OJSC “Surgutneftegas” in the course of general business activities (in conformity with the Federal Law of the RF “On Joint Stock Companies”, Article 83, Item 6).

3. Signature
3.1. *Director General OJSC “Surgutneftegas”* ________________ *Vladimir L. Bogdanov*
3.2. Date 15 March 2006 Stamp

